File No. 070 - ________



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              FORM U-1 DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        ________________________________

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                1 Riverside Plaza
                              Columbus, Ohio 43215

                                       and

                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75266

              (Name of companies and top registered holding company
                    parents filing this statement and address
                         of principal executive offices)

                        _________________________________

Armando A. Pena                             Wendy G. Hargus
Treasurer                                   Treasurer
American Electric Power Company, Inc.       Central and South West Corporation
1 Riverside Plaza                           1616 Woodall Rodgers Freeway
Columbus, Ohio 43215                        P.O. Box 660164
                                            Dallas, Texas 75266

Marianne Smythe                             Joris M. Hogan
Wilmer, Cutler & Pickering                  Milbank, Tweed, Hadley & McCloy
2445 M Street, N.W.                         1 Chase Manhattan Plaza
Washington, D.C. 20037-1420                 New York, New York  10005

                   (Names and addresses of agents for service)



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     American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Central and South West Corporation ("CSW", and together with AEP, the "Companies"), a Delaware corporation and a registered holding company under the Act, hereby file this joint Form U-1 Declaration (the "Declaration") for the purpose of obtaining approval to solicit the proxies of the holders of common stock of the respective Companies.

Item 1.  Description of Proposed Transaction.

     AEP and CSW have entered into an Agreement and Plan of Merger, dated as of December 21, 1997 (the "Merger Agreement"), pursuant to which Augusta Acquisition Corporation ("AEP Sub"), a wholly owned merger subsidiary of AEP, will on the closing date merge with and into CSW (the "Merger"). On December 22, 1997, AEP and CSW jointly issued a press release, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, announcing the proposed Merger and related information.

     Pursuant to the terms of the Merger Agreement, the Companies have agreed to convene meetings of their respective shareholders for the purpose of obtaining required shareholder approvals relating to the Merger. In respect of the Merger, AEP will seek to obtain (1) the affirmative vote of holders of a majority of outstanding shares of AEP common stock to approve an amendment to the restated certificate of incorporation to increase the number of authorized shares of AEP common stock, and (2) the affirmative vote of holders of a majority of the shares of AEP common stock cast on the proposal to approve the issuance of shares of AEP common stock, provided that the total votes cast on the proposal represent a majority of the outstanding shares of AEP common stock. CSW will seek to obtain approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of CSW common stock.

     A copy of the AEP and CSW preliminary proxy materials, including the Companies' respective solicitation letters to their shareholders and the joint proxy statement/prospectus, are included as Confidential Exhibit 2 and incorporated herein by reference.

     AEP and CSW currently intend to mail definitive proxy materials to their shareholders at least 30 days prior to their regularly scheduled annual meetings. Their annual meetings are tentatively scheduled for the last week in April. Accordingly, the Companies respectfully request that the Commission grant them authority to provide their respective shareholders with such proxy materials in their final form (the "Solicitation"). At a later date, AEP and CSW plan to file an application/declaration on Form U-1 requesting authority to consummate the Merger and related transactions.

Item 2.  Fees, Commissions and Expenses.

     The estimate of the approximate amount of fees and expenses payable in connection with the proposed Solicitation is as follows:

                  Counsel fees                                      7,500
                  Proxy solicitation firm                         125,000
                  Printing expenses                               540,000
                  Miscellaneous and
                    incidental expenses                            25,000

                  TOTAL                                          $697,500


Item 3.  Applicable Statutory Provisions.
     Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. The Commission has promulgated Rule 62 under the Act, which provides that no such solicitation shall be made except pursuant to a Declaration with respect to such solicitation which has become effective. This Declaration is being filed by the Companies with respect to the proposed Solicitation in accordance with Rule 62.

Item 4.  Regulatory Approval.

     No state regulatory authority and no federal regulatory authority, other than the Commission, have jurisdiction over the proposed Solicitation.

Item 5.  Procedure.

     It is requested that the Commission issue and publish not later than March 13, 1998 a notice with respect to the filing of this Declaration and, concurrently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements.
         Exhibit 1 -       Joint Press Release.

         Confidential
         Exhibit 2 -       Preliminary Proxy Materials of AEP and CSW.

Item 7.  Environmental Effects.

     The proposed Solicitation does not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.

                               S I G N A T U R E


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Companies have duly caused this statement to be duly signed on their behalf by the undersigned thereunto duly authorized.
Date:  February 3, 1998

                                           AMERICAN ELECTRIC POWER COMPANY, INC.


                                            By  /s/ARMANDO A. PENA
                                                   Armando A. Pena
                                                   Treasurer

                                            CENTRAL AND SOUTH WEST CORPORATION


                                            By /s/WENDY G. HARGUS
                                                  Wendy G. Hargus
                                                  Treasurer

                               INDEX OF EXHIBITS




EXHIBIT                                                       TRANSMISSION
NUMBER            EXHIBITS                                       METHOD
-------           ----------------                            ------------

  1               Joint Press Release.                         Electronic

  2               Preliminary Proxy Materials                    Paper
                  of AEP and CSW (confidential).